Exhibit 99.5

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)

1805 – 925 West Georgia Street

Vancouver, BC V6C 3L2 CANADA

Telephone:     (604) 688-3033

Facsimile:       (604) 639-8873

Item 2.	Date of Material Change

May 7, 2015

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2015.

Item 5.  Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 7, 2015

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG
Toronto – FR	May 7, 2015
Frankfurt – FMV
Mexico - AG

First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2015. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST Quarter 2015 FINANCIAL Highlights

•	Generated revenues of $54.6 million
•	Mine operating earnings amounted to $5.0 million
•	Net earnings after taxes amounted to a loss of $1.1 million or earnings per share of ($0.01)
•	Adjusted earnings per share (a non-GAAP measure) of $0.00, after excluding non-cash and non-recurring items
•	Cash flow per share (a non-GAAP measure) of $0.15
•	All-in sustaining cost (“AISC”) was $13.88 per payable silver ounce
•	Total cash cost, net of by-product credits, was $8.22 per payable silver ounce
•	Average realized selling price for silver was $17.05 per ounce compared to the quarterly COMEX average price of $16.70
•	Cash and cash equivalents of $22.4 million held at the end of the quarter
•	Subsequent to quarter end, the Company completed a CAD$30.0 million bought deal private placement, issuing 4,620,000 common shares at a price of CAD$6.50 per share

Keith Neumeyer, CEO and President of First Majestic, stated: “Our operations delivered solid operational and cost results for the first quarter of 2015. The Del Toro Silver Mine has grown to become the Company’s new workhorse. Total production at Del Toro exceeded 1.3M silver equivalent ounces during the quarter, representing an increase of 66% compared to 0.8M in the first quarter of 2014. This significant growth, along with the lower energy cost due to the new power line, has begun to generate healthy profits for the Company. Our quarterly consolidated AISC per ounce of $13.88 came in below our annual cost guidance range of $13.96 to $15.48 and we anticipate achieving further cost improvements in the second half of the year as the plant expansion at La Encantada begins to contribute higher profit margin ounces."

FIRST QUARTER 2015 Highlights

	Q1	Q4	Q/Q	Q3	Q2	Q1
HIGHLIGHTS	2015	2014	Change	2014	2014	2014
Operating
Ore Processed / Tonnes Milled	631,609	683,528	(8%)	621,196	671,024	637,663
Silver Ounces Produced	2,776,855	3,074,567	(10%)	2,680,439	3,098,218	2,895,497
Silver Equivalent Ounces Produced	3,905,270	4,247,527	(8%)	3,523,536	3,855,223	3,631,672
Cash Costs per Ounce(1)	$8.22	$8.51	(3%)	$10.41	$9.63	$9.88
All-in Sustaining Cost per Ounce(1)	$13.88	$14.43	(4%)	$19.89	$18.18	$18.71
Total Production Cost per Tonne(1)	$46.90	$47.15	(1%)	$54.34	$51.81	$53.20
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$17.05	$16.30	5%	$19.10	$19.59	$20.90

Financial ($ millions)
Revenues	$54.6	$72.5	(25%)	$40.8	$66.9	$65.3
Mine Operating Earnings (2)	$5.0	$5.8	(14%)	$(1.8)	$9.5	$16.6
Net Earnings	$(1.1)	$(64.6)	98%	$(10.5)	$7.6	$6.0
Operating Cash Flows before Working Capital and Taxes (2)	$17.3	$21.1	(18%)	$9.0	$19.0	$25.4
Cash and Cash Equivalents	$22.4	$40.3	(45%)	$34.7	$66.7	$41.5
Working Capital (1)	$(12.6)	$(2.9)	(339%)	$11.4	$46.1	$18.7

Shareholders
Earnings per Share ("EPS") - Basic	$(0.01)	$(0.55)	98%	$(0.09)	$0.06	$0.05
Adjusted EPS(1)	$0.00	$0.04	(108%)	$(0.04)	$0.02	$0.06
Cash Flow per Share(1)	$0.15	$0.18	(18%)	$0.08	$0.16	$0.22

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company generated revenues of $54.6 million for the first quarter of 2015, a decrease of 16% compared to the first quarter of 2014 primarily due to an 18% decrease in silver prices, partially offset by an 8% increase in silver equivalent ounces sold. Compared to the prior quarter, revenues decreased 25% primarily due an 8% decrease in total production as well as the sale of approximately 934,000 ounces of silver that had been temporary suspended in the third quarter of 2014 and later sold in the fourth quarter of 2014.

Net earnings improved to a minor loss of $1.1 million, or ($0.01) per share, compared to a loss of $64.6 million, or ($0.55) per share in the previous quarter. The loss in the prior quarter was due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets and related taxation effects. After excluding non-cash and non-recurring items, the adjusted first quarter net loss was $0.3 million, or $0.00 per share.

Mine operating earnings decreased to $5.0 million compared to $5.8 million in the previous quarter. The decrease in mine operating earnings was primarily affected by lower silver equivalent ounces sold and a slight increase in smelting/refining charges due to a higher proportion of concentrates produced relative to doré production.

Cash flows from operations before movements in working capital and income taxes in the first quarter totaled $17.3 million or $0.15 per share, compared to $21.1 million or $0.18 per share in the previous quarter. The decrease is due to lower mine operating earnings.

On April 22, 2015, the Company completed a CAD$30.0 million bought deal private placement, issuing 4,620,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds of the private placement for general working capital purposes and to ramp up the development of the La Guitarra Silver Mine in order to bring the Nazareno area online by year end and to advance the permitting and planning process for the Mina de Agua and El Rincon areas at La Guitarra. In addition, the Company intends to use a portion of the proceeds to begin the preparation of a Preliminary Economic Assessment of Plomosas.

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OPERATIONAL HIGHLIGHTS

Total production for the quarter was 3,905,270 silver equivalent ounces consisting of 2,776,855 ounces of silver, 2,970 ounces of gold, 11,286,880 pounds of lead and 6,349,692 pounds of zinc. The 8% decrease in production compared to the previous quarter was primarily attributed to a 31% decrease in production at La Encantada due to mining lower grade stopes and temporary disruptions in milling throughput caused by the construction activity, including the installation of a new tertiary crusher in January.

Del Toro has shown significant improvements over the last two quarters, as the mine realized consistent and efficient energy fully sourced from the newly constructed 115 kilovolt power line for the power requirements of the mine, mill and auxiliary buildings. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units. In addition, the use of new reagents and implementation of the new regrinding circuit has continued to improve metallurgical recoveries.

At La Encantada, the expansion project to 3,000 tpd is now 75% complete and remains on schedule for testing in June followed by ramp up beginning in July. Once at 3,000 tpd, management anticipates higher profit margins due to the implementation of lower cost bulk mining methods and the expected increase in silver ounces at La Encantada. At the end of the first quarter, total capital expenditures spent on property, plant and equipment related to the plant expansion have totaled $5.9 million and a remaining $0.8 million is expected to be spent in the second quarter to complete the expansion.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce (after by-product credits) for the quarter was $8.22 per payable ounce of silver, a decrease of 17% compared to the first quarter of 2014. Compared to the previous quarter, the cash cost per ounce decreased 3% to $8.51. The improvement in cash cost is primarily attributed to the on-going improvements at Del Toro, which had a cash cost of $5.09 per ounce in the first quarter, or a 28% decrease compared to $7.03 per ounce in the fourth quarter of 2014. In addition, cash costs experienced a favourable foreign exchange effect, as the quarterly average Mexican Peso weakened against the U.S. Dollar by 8% compared to the fourth quarter of 2014.

As shown in the table below, consolidated AISC in the first quarter was $13.88 per payable silver ounce, a 4% reduction compared to $14.43 per ounce in the previous quarter and a 26% reduction compared to $18.71 per ounce in the first quarter of 2014. AISC improved significantly compared to the first quarter of 2014 as a result of economies of scale attributed to production improvements from Del Toro and San Martin offset by higher cash costs per ounce at La Encantada due to a 48% decrease in total silver ounces produced. In addition, the Company has started to experience cost savings from the new power line at Del Toro, ongoing re-negotiation with suppliers and contractors, staff reductions, and the effect of the weaker Mexican Peso.

The following table contains the mine by mine AISC from the first quarter of 2015 compared to the previous quarter and the first quarter of 2014.

	All-in Sustaining Costs (per Payable Silver Ounce)
Mine	Q1 2015	Q4 2014	Q/Q change	Q1 2014	Y/Y change
La Encantada	$17.85	$17.76	1%	$13.70	30%
La Parrilla	$12.58	$11.09	13%	$11.99	5%
Del Toro	$7.25	$10.16	(29%)	$22.74	(68%)
San Martin	$8.69	$9.54	(9%)	$20.43	(57%)
La Guitarra	$17.71	$17.21	3%	$17.27	3%
Total:	$13.88	$14.43	(4%)	$18.71	(26%)

Capital expenditures in the first quarter were $15.8 million, primarily consisting of $3.8 million at La Encantada, $4.3 million at La Parrilla, $3.3 million at Del Toro, $2.2 million at San Martin and $1.6 million at La Guitarra. Compared to the previous quarter, capital expenditures decreased 35% due to tighter cost controls and the reduction in development and exploration activities. At La Encantada, drilling and development were significantly reduced pending preparation of the Ojuelas drilling stations but are expected to increase as the year progresses in order to supply the expanded 3,000 tpd circuit.

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ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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